UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

Zindart Limited (Name of Issuer)
American Depositary Shares (Title of Class of Securities)
989597109 (CUSIP Number)
Calendar Year yyyy (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[		] Rule 13d-1(b)
[		] Rule 13d-1(c)
[	X	] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 989597109

1.	Names of Reporting Persons. ChinaVest IV, L.P. I.R.S. Identification Nos. of above persons (entities only). 98-0136337

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,755,104

	6.	Shared Voting Power 84,280

	7.	Sole Dispositive Power 1,755,104

	8.	Shared Dispositive Power 84,380

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,839,384

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 20.8

12.	Type of Reporting Person PN

2

SCHEDULE 13G
CUSIP No. 989597109

1.	Names of Reporting Persons. ChinaVest Partners IV I.R.S. Identification Nos. of above persons (entities only). 98-0132131

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,755,104

	6.	Shared Voting Power 84,280

	7.	Sole Dispositive Power 1,755,104

	8.	Shared Dispositive Power 84,280

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,839,384

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 20.8

12.	Type of Reporting Person PN

3

Item 1.
(a)	Name of Issuer Zindart Limited
(b)	Address of Issuer's Principal Executive Offices Flats C & D, 25th Floor, Block 1, Tai Ping Industrial Centre 57 Ting Kok Road, Tai Po, New Territories, Hong Kong PRC

Item 2.
(a)	Name of Person Filing ChinaVest IV, L.P. ChinaVest Partners IV
(b)

Address of Principal Business Office or, if none, Residence

ChinaVest IV, L.P., c/o The Prentice Hall Corporation Systems, Inc., 32 Lookerman Square, Suite L-100, Dover, Delaware 19901
ChinaVest Partners IV, c/o 19/F Dina House, 11 Duddell Street, Central, Hong Kong

(c)	Citizenship ChinaVest IV, L.P. - Delaware ChinaVest Partners IV - Delaware
(d)	Title of Class of Securities American Depositary Shares
(e)	CUSIP Number 989597109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)	Amount beneficially owned: 1,839,384
(b)	Percent of class: 20.8
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote 1,755,104
	(ii)	Shared power to vote or to direct the vote 84,280
	(iii)	Sole power to dispose or to direct the disposition of 1,755,104
	(iv)	Shared power to dispose or to direct the disposition of 84,280

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group

                  This Schedule 13G is being filed by ChinaVest Partners IV, a Delaware general partnership and ChinaVest IV, L.P., a Delaware limited partnership. ChinaVest Partners IV is the general partner of ChinaVest IV, L.P., the beneficial owner of 1,839,384 American Depositary Shares of the Issuer ("Shares") covered by this statement. ChinaVest IV, L.P. is one of three affiliated venture capital Funds. ChinaVest Partners IV is also the general partner of one such other Fund, ChinaVest IV-A, L.P., a Delaware limited partnership. An affiliate of ChinaVest Partners IV, ChinaVest Management Limited, a Bermuda corporation, is the general partner of the third venture Fund, ChinaVest IV-B, L.P., a Bermuda limited partnership. ChinaVest IV-A, L.P. disposed of all of its shares of the Issuer by distribution to its limited partners in December 2004.

         ChinaVest Partners IV is filing this Schedule by reason of its power to vote and dispose of the shares of the Issuer legally and beneficially owned by ChinaVest IV, L.P. ChinaVest IV, L.P. is filing this Schedule by reason of its ownership of 1,755,104 Shares, or 19.9% of its outstanding securities. ChinaVest IV-B, L.P. owns 0.95% (84,280 Shares) of the Issuer's outstanding securities. However, because ChinaVest Partners IV is the general partner of each of ChinaVest IV, L.P. and ChinaVest IV-A, L.P., and because an affiliate of ChinaVest Partners IV is the general partner of ChinaVest IV-B, L.P., the shares of the Issuer legally owned by ChinaVest IV-B, L.P. are reported in this Schedule 13G as being beneficially owned by ChinaVest Partners IV and ChinaVest IV, L.P.

         ChinaVest IV, L.P., ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. acquired their direct ownership interest in the Issuer by the liquidation in September 2003 of HYP Holdings Limited (as to 278,383 Shares or 3.1% of the outstanding Shares) and December 2003 of ZIC Holdings Limited (as to 1,808,869 or 20.5% of the outstanding Shares) and the distribution of their respective assets consisting of Shares.

         Prior to the liquidations of HYP Holdings Limited and ZIC Holdings Limited, ChinaVest IV, L.P., ChinaVest IV-A, L.P. and ChinaVest IV-B, L.P. had been indirect beneficial owners of Zindart through HYP Holdings Limited and ZIC Holdings Limited, existing shareholders of the Issuer at the time the Issuer became obligated to file reports under the Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2005
ChinaVest Partners IV
By:	/s/ Edward B. Collins Edward B. Collins
Title:	General Partner

ChinaVest IV, L.P.
By:	/s/ Edward B. Collins Edward B. Collins
Title:	General Partner of General Partner

6

AGREEMENT RELATIVE TO THE FILING OF SCHEDULE 13G

THIS AGREEMENT, made as of the 12th day of February, 2001, by and between ChinaVest IV, L.P., a Delaware limited partnership ("CV4LP") and ChinaVest Partners IV, a Delaware general partnership, the general partner of CV4LP ("CVP");

WITNESSETH:

WHEREAS, CV4LP and CVP are both persons required, pursuant to 17 C.F.R.240.13d-1, to file a statement containing the information required by Schedule 13G with respect to the following Issuer:

Zindart Limited  Cusip No. 989597109

WHEREAS, CV4LP and CVP are each individually eligible to use Schedule 13G; and

WHEREAS, CV4LP and CVP are each responsible for the timely filing of said Schedule 13G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on the behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

WHEREAS, the Schedule 13G attached hereto identifies all the persons and contains the required information with regard to CV4LP and CVP so that it may be filed with the appropriate persons, agencies and exchanges on behalf of each of them; and

WHEREAS, CV4LP and CVP desire to file the Schedule 13G attached hereto on behalf of each of them.

NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the Schedule 13G attached hereto shall be executed by CVP in its individual capacity and in its capacity as general partner of CV4LP, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement relative to the Filing of Schedule 13G as of the day, month and year first above written.

/s/ EDWARD B. COLLINS
_____________________
By: Edward B. Collins, general partner of ChinaVest Partners IV, for ChinaVest Partners IV and as general partner on behalf of ChinaVest IV, L.P.

7